Exhibit 4.66
[*]: THE CONFIDENTIAL PORTION HAS BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND THE OMITTED MATERIAL HAS BEEN FILED SEPARATELY WITH THE COMMISSION.
AMENDMENT N°1
TO THE CONTRACT FOR HULL n°D33 dated 7th September 2006
This Amendment Nr 1 hereinafter referred to as the Amendment) is made on this 22nd day of May 2007.
BETWEEN:
AKER YARDS SA, a company incorporated under the laws of France, with its registered office at Avenue Bourdelle — BP 90180 — 44613 SAINT NAZAIRE Cédex (hereinafter referred to as the “Builder”). represented by ......
AND
F3 TWO LTD, a company incorporated in Bermuda and having its registered office at Milner House, 18 Parliament Street, Hamilton HM12. Bermuda (hereinafter referred to as the “Buyer”), represented by William Hamlin.
The Buyer and the Builder are collectively referred to as the “Parties” and Individually as the “Party”
Whereas,
The Buyer signed with the Builder a shipbuilding contract for the construction of one [*] cabins passenger cruise vessel, with Hull Number D33 (hereinafter referred to as the D33 Vessel) on the 7th September 2006 (hereinafter referred to as the “Contract”).
The Contract provides for a specific approval lead time and a deemed approval clause in case the set of plans, drawings and other documents submitted by the Builder to the Supervisor for approval are not returned by the Supervisor before a certain time-period.
The Parties have now decided to review and modify certain conditions in this process of plan approval.
Therefore it has been agreed what follows:
Paragraph 1:
Clause 2.7 of article 2 (Supervision) shall be replaced as follows:
“Within ten (10) Working Days after the Supervisor’s receipt of each set of plans, drawings and other documents submitted to the Supervisor for approval pursuant to the Specification one (1) copy of each such plan, drawing and other document shall be returned by the Buyer to the Builder either as approved or as rejected by the Buyer provided that all rejections shall specify with reasons all aspects of the rejected plans, drawings or documents which in the opinion of the Buyer do not or which provide for Work which does not, comply with the requirements of this Contract, the Plans or the Specification.”
Paragraph 2:
Clause 2.11 of article 2 (Supervision) shall be replaced as follows:
“If the Buyer (or the Supervisor on the Buyer’s behalf) falls to return to the Builder or (in the case of any rejections) fails to give reasons, in accordance with the time limits referred to in clause 2.7 and Clause 2.9, any plan or drawings or other document, such plan or drawing or other document shall be deemed to have been automatically and expressly approved by the Buyer without any comments, as from the data when such deemed approval is confirmed by written notification of the Builder to the Buyer.
Paragraph 3: All other terms and conditions of the Contract shall remain unchanged and in full force and effect.
Paragraph 4: This Amendment shall be construed in accordance with and governed by English law. Any and all dispute arising out of or in connection with this Amendment shall be settled in accordance with article 13 [DISPUTES] of the Contract.
Paragraph 5: This Amendment may be executed in counterparts and exchanged by facsimile.
In witness thereof, This Amendment has been executed on the day of first above written.

For the Buyer	For the Builder
F3 TWO LTD	AKER YARDS SA

/s/ [ILLEGIBLE]	/s/ [ILLEGIBLE]